SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Saga Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

834025 10 8

(CUSIP NUMBER)

Daniel A. Raskas, Esq.; Thayer Capital Partners, 1455 Pennsylvania Ave., N.W.,
Suite 350 Washington, D.C. 20004

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 1, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

Thayer Equity Investors III, L.P.

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: Delaware

Number of Shares	7)	Sole Voting Power: 10,736,953

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 0

Person With
	9)	Sole Dispositive Power: 10,736,953

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,736,953

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 35.7%

14)	Type of Reporting Person: PN

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

TC Equity Partners, L.L.C.

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: Delaware

Number of Shares	7)	Sole Voting Power: 10,736,953

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 0

Person With
	9)	Sole Dispositive Power: 10,736,953

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,736,953

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 35.7%

14)	Type of Reporting Person: OO

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

TC Co-Investors, LLC

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: Delaware

Number of Shares	7)	Sole Voting Power: 58,291

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 0

Person With
	9)	Sole Dispositive Power: 58,291

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,291

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 0.2%

14)	Type of Reporting Person: OO

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

TC Management Partners, L.L.C.

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: Delaware

Number of Shares	7)	Sole Voting Power: 58,291

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 0

Person With
	9)	Sole Dispositive Power: 58,291

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,291

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 0.2%

14)	Type of Reporting Person: OO

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

Frederic V. Malek

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: United States of America

Number of Shares	7)	Sole Voting Power: 0

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 10,795,244

Person With
	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 10,795,244

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,795,244

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 35.9%

14)	Type of Reporting Person: IN

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

Carl J. Rickertsen

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: United States of America

Number of Shares	7)	Sole Voting Power: 8,000

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 10,795,244

Person With
	9)	Sole Dispositive Power: 8,000

	10)	Shared Dispositive Power: 10,795,244

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,803,244

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 35.9%

14)	Type of Reporting Person: IN

SCHEDULE 13D

(Cover Page — Part II)

CUSIP NO. 834025108

1)	Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

Paul G. Stern

2)	Check the Appropriate Box if a Member of a Group

(a) [X]

(b) [ ]

3)	SEC Use Only

4)	Source of Funds: 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization: United States of America

Number of Shares	7)	Sole Voting Power: 0

Beneficially Owned
By Each Reporting	8)	Shared Voting Power: 10,795,244

Person With
	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 10,795,244

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,795,244

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11): 35.9%

14)	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP NO. 834025108

AMENDMENT NO. 3 TO SCHEDULE 13D

      The Schedule 13D, dated December 2, 1997, of Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul Stern, as amended by Amendment No. 1 thereto, dated as of June 17, 1998, and amended by Amendment No. 2 thereto, dated as of June 18, 1998 (the “Schedule 13D”), is hereby further amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 3 to Schedule 13D supplements and amends the Schedule 13D and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                          Item 6 of the Schedule 13D is revised and amended to add the following paragraph as set forth below:

      Pursuant to an agreement dated as of November 1, 2000 by and among Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Software”), Software AG Acquisition Corporation, a Delaware corporation (“SAGAC”), Thayer, TC Co-Investors and Daniel F. Gillis (the “Agreement”), Thayer and TC Co-Investors agreed to vote the outstanding Shares beneficially owned by each, respectively, (i) in favor of the adoption and approval of a certain agreement and plan of merger by and among Software, SAGAC and Saga Systems, Inc. (“Merger Agreement”), the resulting merger of SAGAC into Saga Systems, Inc. (the “Merger”) and any other related agreements, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Saga Systems, Inc. under the Merger Agreement, and (iii) against any action or agreement that would impede, interfere with, delay, or postpone or that would reasonably be expected to discourage the transactions contemplated by the Merger Agreement. In addition, Thayer and TC Co-Investors granted a proxy in respect of the outstanding Shares beneficially owned by each and, subject to the satisfaction or waiver to such obligation set forth in the Agreement, including the satisfaction or waiver of all conditions of the Merger pursuant to the Merger Agreement, agreed to sell to SAGAC a number of the outstanding Shares beneficially owned by each equal to 65% of such owned Shares and to exercise all options for Shares prior to such sale. Thayer and TC Co-Investors agreed further not to, within a specified period of time, (i) take any action to solicit, initiate or encourage certain acquisition proposals or (ii) engage in negotiations or discussions with, disclose any nonpublic information relating to Saga Systems, Inc. or any subsidiary to, or assist, facilitate or encourage any third party that may be considering an acquisition proposal.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 –	Stockholder Agreement dated as of November 1, 2000, among Software AG, Software AG Acquisition Corporation, Thayer Equity Investors III, L.P., Thayer Co-Investors, LLC, and Daniel F. Gillis.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2000

THAYER EQUITY INVESTORS III, L.P.	TC CO-INVESTORS, LLC

By: TC Equity Partners, L.L.C. its	By: TC Management Partners, L.L.C.,

General Partner	its Managing Member

By: /s/ Carl J. Rickertsen	By: /s/ Carl J. Rickertsen

Carl J. Rickertsen	Carl J. Rickertsen

Member	Member

TC EQUITY PARTNERS, L.L.C	TC MANAGEMENT PARTNERS, L.L.C.

By: /s/ Carl J. Rickertsen	By: /s/ Carl J. Rickertsen

Carl J. Rickertsen	Carl J. Rickertsen

Member	Member

By: /s/ Carl J. Rickertsen	By: *

Carl J. Rickertsen	Paul G. Stern

By: *	By: /s/ Carl J. Rickertsen

Frederic V. Malek	Carl J. Rickertsen

Attorney-In-Fact